March 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Charles Eastman, Staff Accountant

Claire Erlanger, Staff Accountant

Re: Sonos, Inc.

Form 10-K for Fiscal Year Ended October 1, 2022

File No. 1-38603

Ladies and Gentlemen:

On behalf of Sonos, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on March 14, 2023 that relate to the Company’s Form 10-K for the fiscal year ended October 1, 2022 (File No. 1-38603) filed with the Commission on November 23, 2022 (the “Form 10–K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Commission.

Form 10-K for the period ended October 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 31

1.
We note your disclosures regarding inflationary pressures including the negative impact on the global economy. In future filings, please expand your disclosures to identify the principal factors contributing to your inflationary pressures and the actions planned or taken, if any, to mitigate the inflationary pressures and to quantify the resulting impact on your results of operations and financial condition.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that recent inflationary pressures have not materially impacted the Company’s results of operations or financial condition. In response to the Staff’s comment, in future filings, to the extent that inflationary pressures do have any material impacts, the Company will expand its disclosures to identify the principal factors contributing to the inflationary pressures and any actions planned or taken to mitigate those material impacts and quantify the resulting impact on results of operations and financial condition.

Non-GAAP Financial Measures, page 35

2.
We note your presentation of Adjusted EBITDA, a non-GAAP measure, removes "Legal and transaction related costs." We further note this adjustment appears for three consecutive fiscal years. Since legal expenses related to intellectual property litigation appear to represent normal, recurring, cash operating expenses necessary to operate your business, please tell us why you believe this adjustment aligns with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that the “legal and transaction related costs” adjustment solely consists of expenses directly related to the Company’s intellectual property ("IP") litigation against Alphabet and Google (the “Alphabet/Google IP Litigation”), including expenses related to Alphabet/Google counter suits, and legal and transaction costs associated with its acquisition activities, as shown below:

Year Ended
	October 1, 2022	October 2, 2021	October 3, 2020
IP litigation costs	$[***]	$[***]	$[***]
Acquisition activity transaction costs	[***]	[***]	[***]
Legal and transaction related costs	$22,873	$30,058	$15,455

The Company further notes that legal costs that are determined to be normal, recurring expenses necessary to operate its business are not excluded when calculating Adjusted EBITDA. For example, the Company incurs in the ordinary course of business IP litigation expenses in a variety of matters other than the Alphabet/Google IP Litigation, and these expenses are deemed normal, recurring operating expenses and are not excluded when calculating Adjusted EBITDA (meaning not included within the “legal and transaction related costs” adjustment). Additional legal costs that the Company generally considers to be normal, recurring operating expenses, include, but are not limited to, recurring fees relating to trademark, antitrust, commercial litigation, regulatory compliance, data privacy, real estate, and labor and employment matters. Under its internal policy, in addition to oversight by the Audit Committee, the Company considers the following factors with respect to legal costs when determining whether the expenses are not normal, recurring operating expenses and therefore appropriate adjustments when arriving at its non-GAAP measure, Adjusted EBITDA:

•
Frequency of similar cases;
•
Complexity of the case;
•
Counterparty involved; and the
•
Magnitude of the scope of the case.

In determining whether expenses directly related to the Company’s Alphabet/Google IP Litigation do not constitute normal, recurring, cash operating expenses necessary to operate a registrant’s business, the Company considered the following factors:

•
While the related costs have been incurred over an extended period of time, they represent a single, discrete matter specific to the Alphabet/Google IP Litigation that is affecting a multi-year period and is distinct from the litigation, including IP litigation, that arises in the ordinary course of business for the Company.
•
Due to the size of the counterparties and the extent of widespread infringement of the Company’s patents, the Alphabet/Google IP Litigation is outside the ordinary course of business on the basis of magnitude of the scope of litigation, as well as complexity of the cases. The litigation embodies the Company’s initiative to hold Alphabet/Google accountable for infringing more than 200 of the Company’s patents – a highly unusual level of misappropriation by one of the largest companies in the world, and which reflects Alphabet/Google’s wholesale copying of the wireless home audio experience that the Company pioneered and which remains at the core of its business. The potential damages the Company might recover from the litigation ranges [***] but is separate and distinct from the Company’s ongoing normal recurring, cash operating expenses necessary to operate its business. Moreover, the litigation is of such a complex, unusual, and important undertaking that the Company’s General Counsel obtained the Board of Directors’ approval before initiating legal action and provides an update to the Nominating and Corporate Governance Committee every quarter, as well as reports to the full Board of Directors. The litigation is also a regular subject covered during quarterly earnings calls.

In the periods where these expenses are excluded from Adjusted EBITDA, these expenses were also excluded by management for purposes of its operating decision-making and to assess its operating performance. Management uses Adjusted EBITDA on an internal basis, period-over-period, to evaluate its operating performance, to analyze trends within its business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources.

For each of these reasons, the Company believes that the adjustment with respect to Alphabet/Google IP Litigation expenses does not cause Adjusted EBITDA to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Therefore, the Company believes that presenting Adjusted EBITDA including adjustments for these costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.

3.
We note you disclose Adjusted EBITDA margin but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and in future filings the Company will include the GAAP measure of net income margin with equal or greater prominence than the non-GAAP measure of Adjusted EBITDA margin.

Critical Accounting Policies and Estimates, page 41

4.
Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation and uncertainty in your critical accounting estimates, to the extent material and reasonably available. Also, to the extent material, discuss how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will enhance its disclosure to provide greater clarity into the estimation and uncertainty in its accounting estimates where there is significant judgment and material impact of the assumptions including quantitative information where applicable, to the extent material and reasonably available. The Company will also, to the extent material, discuss how much each of these estimates and/or assumptions have changed over the relevant period, and will include the sensitivity of its reported amounts to methods, assumptions and estimates underlying its calculations. The Company will review all of its critical accounting estimates for enhanced disclosure. The Company’s intended enhanced disclosures will include, but will not be limited to, expanded descriptions related to management’s estimations of standalone selling price and service periods for unspecified software upgrades and cloud-based services. Both of these require judgment and are subject to assumptions in their underlying calculations.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Eddie Lazarus at (917) 621-7700.

Sincerely,

/s/ Eddie Lazarus

Eddie Lazarus, Chief Financial Officer and Chief Legal Officer

/s/ Chris Mason

Chris Mason, SVP, Finance and Chief Accounting Officer

cc:

Zachary R. Blume, Ropes & Gray LLP